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                                                              EXHIBIT 2(k)(viii)


                             PUT AND CALL AGREEMENT


         THIS PUT AND CALL AGREEMENT is made this 30th day of August, 1995, between NETTECH, INC., a North Carolina corporation (the "Company"); and SOUTHEAST INTERACTIVE TECHNOLOGY FUND I, LLC, a North Carolina limited liability company (the "Investor").

         WHEREAS, pursuant to the terms of a Series A Preferred Stock Purchase Agreement of even date herewith the Investor has purchased 250,000 shares of the Company's Series A Preferred Stock, no par value per share (the "Stock"); and

         WHEREAS, in the absence of a public market for the Company's capital stock in which the Investor could sell the shares of the Stock or the Common Stock to be issued upon conversion of the Stock, and due to the potential lack of an offer to purchase such shares by means of an acquisition from or through a third party not a party to the aforesaid Stock Purchase Agreement, the Investor would be unable to dispose of its shares; and

         WHEREAS, the Investor has purchased the Stock for investment purposes and not for resale and is a passive investor not actively involved in the Company's day-to-day management as are its principals, and is not receiving compensation for such day-to-day management services as are its principals; and

         WHEREAS, it may be in the best interest of the Investor to dispose of the Stock to the Company, and it may be in the best interest of the Company, under favorable conditions, to purchase the Stock from the Investor;

         NOW, THEREFORE, in consideration of the investments being made by the Investor and of the covenants and promises contained herein, the parties agree as follows:


         1.      Option to Put or Call.

         (a) At any time after the fifth (5th) anniversary of the date hereof (such period following the fifth anniversary of the date hereof referred to as the "Exercise Period"), the Investor may require the Company to purchase (the "Put"), or the Company may require the Investor to sell (the "Call"), in the manner described in section 2 below, any or all of the Stock held by the Investor.

         (b) The Put or Call shall be exercised by notice in writing given by the party exercising the Put or Call to the other party during the Exercise Period as set forth above. Closing shall take place at the time specified in the notice, which shall be no more than 120 and no less than 90 days following the date of
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notice; provided that in the event of a Call, Investor may elect, at any time within 30 days following the date of notice of the Call, to convert the Stock to common stock of the Company, and if Investor elects to convert to common stock within such 30 day period, the Call shall be null and void with respect to such converted Stock.

         2. Price. The price at which each share of the Stock shall be purchased by the Owners upon the exercise of the Put or Call shall initially be $3.00 per share, with such price to increase by ten percent (10%) annually each year on the anniversary date of this Agreement over the price for the previous year beginning on the sixth (6th) anniversary date of this Agreement, subject to adjustment for stock splits, stock dividends and recapitalizations. The price shall be determined as of the closing date specified in the notice of Put or Call, not the date of the notice of exercise.


         3.      Payment Following Exercise of Put or Call

         (a) Upon exercise of the Put, the purchase price for Stock subject to the Put will be payable as follows: Either (i) in cash at closing or, (ii) upon election of the Company, a minimum of ten percent (10%) of the purchase price shall be paid in cash at closing, with the balance represented by a promissory note in the amount of the balance of the purchase price, such promissory note to bear interest at ten percent (10%) per annum, with principal payable in twelve equal quarterly payments due on the first day of each calendar quarter, beginning with the first such date to occur after the closing, together with all accrued but unpaid interest as of such payment dates until the promissory note is paid in full (the promissory note may be prepaid at any time). In the event the Company elects to pay over time, the Investor shall retain a security interest in the Shares to secure payment of the promissory note and the Company shall execute a security or pledge agreement and such other documents or instruments as are reasonably required in order to grant and perfect such security interest.

         (b) Upon exercise of the Call, the purchase price for Stock subject to the Call will be payable in cash, and payment shall be made against delivery by the Investor to the Company of the share certificates representing the Stock being purchased at the time of the payment of the purchase price.


         4. Capital Changes; Sale of Common Stock. The Put and Call shall apply to any securities into or for which the Stock is converted or exchanged, or which are issued with respect thereto, as a result of any stock dividend, stock split, recapitalization, reorganization, combination of shares, merger, consolidation or





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otherwise, with appropriate adjustments to the price at which such securities shall be repurchased to eliminate the effect of such capital change; provided that this Agreement shall terminate with respect to any Stock (other than Stock for which a notice of Call has been given and no notice of conversion has been given within the applicable thirty day period) which has been converted into common stock of the Company, either automatically or upon election of the Investor as provided in the Articles of Incorporation of the Company.


         5. Termination. This Agreement shall terminate and be of no further force or effect upon the effective date of a registration statement filed by the Company under the Securities Act covering the Company's first public offering of Common Stock (an "IPO") in which the selling price (before deducting commissions and expenses) is at least $3.00 per share or a merger of the Company after which the shareholders of the Company immediately prior to the merger hold less than fifty percent (50%) of the outstanding capital stock of the surviving corporation and in which the consideration received by the holders of the Stock is at least $3.00 per share.


         6. General. The respective rights and obligations of the parties hereto apply to the parties so named herein and to their respective heirs, personal representatives, successors and assigns.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                  NETTECH, INC.


                                  By: _________________________________
                                       Michael R. Carney, President


                                  SOUTHEAST INTERACTIVE TECHNOLOGY FUND I, LLC


                                  By:__________________________________
                                                     , Manager





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